Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-208228) and related Prospectus of Fidelity Southern Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated March 10, 2015, with respect to the consolidated financial statements of Fidelity Southern Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Fidelity Southern Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
December 23, 2015